UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Building B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On September 5, 2019, ReTo Eco-Solutions, Inc. (the “Company”) entered into a consulting agreement (the “Consulting Agreement”) with FirsTrust Group, Inc. (“FirsTrust”) effective August 16, 2019. Pursuant to the Consulting Agreement, FirsTrust will, among other matters assist the Company with strategic initiatives, all with the objective of obtaining long-term growth and delivering value to shareholders. As consideration for FirsTrust’s services under the Consulting Agreement, the Company will issue FirsTrust 400,000 of its common shares, $0.001 par value per share (the “Common Shares”), valued at $1.12 per share on the date of issuance. FirsTrust is an “accredited investor” (as defined in Regulation D under the Securities Act of 1933, as amended), and the Company issued the securities in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with the issuance of the Common Shares.

The foregoing description of the Consulting Agreement is qualified in its entirety by reference to the full text of the Consulting Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Consulting Agreement by and between the Company and FirsTrust Group, Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: September 10, 2019

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